Assured Equities V Corporation
136 East 8th Street, Number 298
Port Angeles, WA 98362

October 19, 2009

United Sates Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3561
Washington, D.C. 20549

SUBJECT: Assured Equities V Corporation
Form 10
Filed September 17, 2009
File No. 000-53787

RE: US SEC Letter, October 14, 2009

To Whom It May Concern:

On behalf of Assured Equities V Corporation, thank you for affording us the opportunity to respond to comments raised by your staff, in reference letter, to our recent Form 10 filing.

We have reviewed the comments and will respond to each comment. Based upon the comments and suggestions offered by the staff of the SEC, we have made amended the original Form 10 and will be filing Amendment 1.

This letter identifies the SEC comments, our response to these comments and the actions taken by Assured Equities V Corporation, the 'Company'.

In addition, the Company understands that:

    Assured Equities V Corporation is responsible for the adequacy and accuracy of the disclosures in the filing; and
    SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    Assured Equities V Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the review of our Form 10 filing by staff at the SEC. Our objective has been and remains full compliance with applicable disclosure requirements using enhanced filings.

Sincerely,

By: /s/ William D. Kyle
WILLIAM D. KYLE
President and Director
Date: October 19, 2009

Assured Equities IV Corporation
136 East 8th Street, Number 298
Port Angeles, WA 98362

SUBJECT: Assured Equities V Corporation
Form 10
Filed September 17, 2009
File No. 000-53787

GENERAL

1. SEC COMMENT:

Please be aware that this Form 10 is a voluntary filing. As a result, the registration statement automatically goes effective 60 days after your date of filing. You may wish to withdraw this filing prior to effectiveness pursuant to Section 12(g)(I) of the Securities Exchange Act of 1934.

COMPANY ACTION:

Management voluntarily filed the original Form 10 and voluntarily will file an Amended Form 10 to provide an enhanced level of disclosure and clarity pursuant to comments received from the staff of the SEC.

Item 1 - Description of Business, page 3

2. SEC COMMENT:

Please revise your disclosure to describe the effect of the penny stock rules on your business. See Item 101(h)(ix) of Regulation S-K.

COMPANY ACTION:

The Company's management has reviewed Item 101(h)(ix) of Regulation S-K and will, in the Amendment 1filing, describe the effect of 'penny stock rules' upon the company's business.

Our Amendment 1 will reflect the following:

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Our common stock is subject to the "penny stock" regulations, which are likely to make it more difficult to sell. The term "penny stock" generally refers to low-priced (below $5), speculative securities of very small companies and is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act of 1933, as amended) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the NASDAQ Stock Market, unless other provisions of the defining rule are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years. While penny stocks generally are quoted over-the-counter, such as on the OTC Bulletin Board or in the Pink Sheets, they may also trade on securities exchanges, including foreign securities exchanges. In addition, penny stocks include the securities of certain private companies with no active trading market.

Before a broker-dealer can sell a penny stock, SEC rules require the firm to first approve the customer for the transaction and receive from the customer a written agreement to the transaction. The firm must furnish the customer a document describing the risks of investing in penny stocks. Prior to a transaction in a penny stock, a broker-dealer is required to:

  Deliver to a prospective customer a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market;
  Provide the prospective customer with a current market quotation, if any, for the penny stock;
  Explain to the prospective customer the compensation the firm, its broker-dealer and its salesperson will receive for the trade; and,
  Provide the customers with monthly account statements showing the market value of each penny stock held in the customer's account.

These rules and requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules, such as ours, restricting the pool of potential investors for our stock and making it more difficult for investors to sell their shares once acquired. Additionally, because it may be difficult to find quotations for certain penny stocks, these stocks may be impossible to accurately price. Investors in penny stocks should be prepared for the possibility that they may lose their whole investment. Since our common stock is subject to the penny stock rules, investors in our common stock may find it more difficult to sell their shares or may lose their whole investment.

Item 1A - Risk Factors, page 5
General

3. SEC COMMENT:

We note your risk factors include phrases such as 'no assurances can be given.' Please revise to remove such language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

COMPANY ACTION:

The company will review the Form 10 filing and remove such language as 'no assurances can be given' from Amendment 1.

Our future success is highly dependent on the ability of management ... page 5

4. SEC COMMENT:

We note that you state that management is proactively seeking business combination(s) with entities having established operating histories. Please revise to explain how management is proactively seeking these business combinations and revise your business section to include this information.

COMPANY ACTION:

The Company will revise to explain how management is proactively seeking business combination(s) with entities having established operating histories. The Amended Form 10 will reflect content such as, "The nature of our operations is highly speculative and there is a consequent risk of loss of your investment. The success of our plan of operation will depend to a great extent on the operations, financial condition and management of an identified business opportunity. Our management will seek out business combination opportunities through their personal and professional business contacts, in their roles as business development consultants, in dialogues with entrepreneurs and management of other businesses seeking to expand their operations and in discussions with investors and related professionals (accountants and attorneys) in hopes of working together. Management will not limit itself to these groups but believes that these groups will provide a networking platform from which to seek business combination opportunities."

There may be conflicts of interest ... page 5

5. SEC COMMENT:

Please revise this risk factor to clarify how if both officers and directors are currently involved with one other blank check company where they hold identical positions, how if Assured Equities V Corporation and the other blank check company both desire to take advantage of the same opportunity, how Assured Equities V Corporation would make the determination as to whether to go forward with the opportunity if both of its officers and directors abstain from voting.

COMPANY ACTION:

Amendment 1 to the Form 10 will revise this risk factor to reflect:

Conflicts of interest create the risk that management may have an incentive to act adversely to the interests of other investors. A conflict of interest may arise between our management's personal pecuniary interest and its fiduciary duty to our stockholders. Furthermore, our management's own pecuniary interest may at some point compromise its fiduciary duty to our stockholders.

Our officers and directors are currently involved with one other blank check company where they hold identical positions. Conflicts in the pursuit of business combinations with the other blank check company with which they are or may in the future be affiliated with may arise. If we and the other blank check company that our officers and directors are affiliated with desire to take advantage of the same opportunity, then the officer and director that is affiliated with both companies may abstain from voting upon the opportunity although there is no legally binding obligation to do so. If necessary, due to the abstention of our officers and directors, the Company would call a meeting of our shareholders whereby our shareholders would vote upon the opportunity. The necessity to obtain such stockholder approval may result in a delay and additional expense in the consummation of any proposed transaction.

We may incur additional costs of being a public company ... page 7

6. SEC COMMENT:

Delete information that is not directly related to the description of the risk set forth in the subcaption. For example, please revise your disclosure to explain how information relating to why your two members of management are not employees relates to the added costs of being a public company or delete such disclosure.

COMPANY ACTION:

The Company will revise this risk factor to reflect an SEC accepted description of this risk factor.

The Company is a development stage company, with no operations and no revenues from operations. We may never realize any revenues unless and until we successfully merge with or acquire an operating business.

Because the Company has no operations and no revenues from operations, the Company has not established sufficient internal controls over financial reporting; therefore these costs are estimated to be zero as we do not currently plan to implement a robust control initiative given our lack of positive cash flow from operations and inherent lack of segregation of duties. If the Company were to attempt to mediate some of our segregation of duties issues and achieve effective internal controls we currently do not have adequate funding to implement such an initiative and therefore do not plan to implement this initiative.

The expenses of periodic reporting requirements, such as audits and reviews, are estimated at $5,000.00 annually. If necessary, the Company will consider various options for paying these expenses, including payment from funds in our treasury, but no certain funding for these expenses has been obtained. Among possible funding options the Company may consider, if necessary, are loans or investments in the Company by our stockholders, management or other investors. The Company has had no discussions with stockholders, management or other investors regarding funding. If necessary, the Company will consider these and other yet to be identified various options for raising funds and paying these expenses.

Current economic conditions may preclude ... page 7

7.SEC COMMENT:

Please revise this risk factor so that it adequately describes the risk in the subcaption and addresses only those current economic conditions that may preclude you from entering into a merger or acquisition and that may preclude you from obtaining funding. Refer to Item 503(c) of Regulation S-K.

COMPANY ACTION:

The Company will revise this risk factor to reflect an SEC accepted description of this risk factor.

Amendment 1 to the Form 10 will reflect the following: Current economic and financial conditions are volatile. Business and consumer concerns over the economy, geopolitical issues, the availability and cost of credit, the U.S. financial markets and the national debt have contributed to this volatility. These factors, combined with declining and failing businesses, reduced consumer confidence and increased unemployment, have caused a global slow-down. We can not accurately predict how long these current economic conditions will persist, whether the economy will deteriorate further and how we will be affected.

We have no operating history, no revenue and lack profitable operations. We will, in all likelihood, sustain expenses and costs related to accounting, the filing of Exchange Ace reports and consummating a business combination without corresponding revenues, at least until the consummation of a business combination. This lack of operations and revenues may result in our incurring a net loss that will increase continuously until we can consummate a business combination with a profitable business opportunity. Because of our lack of profits and possible increasing net losses and lacking operations, target business opportunities may decide to forgo a business combination with us.

Our financial position, having no significant assets, financial resources and no revenues, raises substantial doubt about our ability to continue as a going concern. The lack of a market for our common equity securities precludes us from raising capital, in the equity markets, until shares of our common stock are registered pursuant to, or exempt from registration under the Securities Act; and, any other applicable federal or state securities laws or regulations may also preclude us from successfully raising capital and improving our financial position. Target firms that might consider a merger or acquisition with us, to gain the advantages and perceived benefits of becoming a public corporation, may decide to forgo a such a business combination with us because of our lack of operations and access to affordable capital. Our financial position and current economic volatility may prevent us from identifying and pursuing a business combination with a target company seeking these benefits and funding sources, such as our shareholders, management or others, may decide to defer loans or investments to the Company.

Item 2 - Management's Discussion and Analysis or Plan of Operations, Page 8

8. SEC COMMENT.

Please revise the second and third sentences in the second paragraph under this heading to clarify, if true, that the $5,000 for accounting related expenses includes the company's anticipated costs related to the filing of Exchange Act reports and consummating a business combination. If the $5,000 does not include these costs, please disclose your anticipated expenses for the next twelve months for filing Exchange Act reports and consummating a business combination.

COMPANY ACTION:

The Company will revise this risk factor to reflect an SEC accepted description.

The second paragraph of the Amendment 1 to the Form 10 will be revised to reflect that the Company was organized as a vehicle to investigate and, if such investigation warrants, combine with a target business opportunity seeking the perceived advantages of being a publicly held corporation. The Company has no operations, no revenues and no operating expenses. During the next 12 months we anticipate incurring $5,000 for accounting related expenses, costs of filing Exchange Act reports and costs related to consummating a business combination. The Company's present 'burn rate' is approximately $5,000 annually for anticipated accounting related expenses, filing of Exchange Act reports and costs related to a business combination; therefore, the Company will be out of money next quarter without additional funding. The Company does not currently engage in any business activities that provide funds or cash flow. As of October 15, 2009, the cash balance in the Company's treasury (bank account) was $100 USD. The Company plans to pay the anticipated related to accounting, investigating and analyzing business combinations and filing of Exchange Act reports during the next 12 months with money in our treasury and additional amounts, if necessary, as may be loaned to or invested in the Company by our stockholders, management or other investors. The Company presently has no need to and has no plans to seek additional funds; the Company has had no discussions with stockholders, management or other investors regarding funding and no funding commitment for future expenses has been obtained. If in the future the Company needs funds to pay expenses, the Company will consider these and other yet to be identified options for raising funds and/or paying expenses.

Item 4 - Security Ownership of Certain Beneficial Owners, page 8

9. SEC COMMENT:

Please revise the table to name the officers and directors. We also note that it appears that some or all of your officers and directors may be beneficial owners. Please revise. See Item 403 of Regulation S-K.

COMPANY ACTION:

Amendment 1 of the Form 10 will revise the table to name the officers and directors.

Assured Equities V Corporation
Security Ownership of Certain Beneficial Owners and Management
October 15, 2009

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage (%) of Class
Common Stock	Assured Equities, LLC*	100,000*	100%
	2211 12th Avenue East
	Seattle, WA 98102

Common Stock	William D. Kyle, President, Treasurer, Director	-0-	0%
	2211 12th Avenue East
	Seattle, WA 98102

Common Stock	Anne M. Kyle, Secretary and Director	-0-	0%
	2211 12th Avenue East
	Seattle, WA 98102

* Assured Equities, LLC, a Utah Limited Liability Company, is the incorporator-founder and only shareholder of the Company. Mr. William D. Kyle, President, Treasurer and Director of the Company is the Managing Member of Assured Equities, LLC. Mr. William D. Kyle, as the sole Managing Member of Assured Equities, LLC, has voting and dispositive power with regard to the shares held by Assured Equities, LLC.

Item 7 - Certain Relationships and Related Transactions, page 10

10. SEC COMMENT:

We note that you state that there have been no transactions since the beginning of the Company's fiscal year (date of inception, August 10, 2009), or any currently proposed transaction in which the Company was or is to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest. Please confirm that there have been no transactions with related persons in which the amount involved exceeded the lesser of $120,000 or one percent of the average of the company's total assets at year end for the last two completed fiscal years. Please see Item 404(d) of Regulation S-K.

COMPANY ACTION:

Since the date of filing of the Form 10, the Company has experienced a single transaction. The Company will update the Amended Form 10 to reflect this single transaction.

On September 29, 2009, the Company was notified that Driver Tools, LLC (“donor”), a privately held company, wished to voluntarily make an unrestricted gift to the Company without any expectation of compensation or other consideration.  On September 28, 2009, the donor paid the fees (the ‘transaction’) associated with the PCAOB audit of the Company’s financial records and on September 29, 2009 asked that the Company accept this transaction as an unrestricted gift; the fees totaled two-thousand and 00/100 ($2,000.00) USD.  On September 30, 2009, the Company accepted this gift offer and, in accordance with GAAP, recorded this gift on the Company’s accounting records.